BAYTEX ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on Wednesday, May 20, 2009

The annual and special meeting of the unitholders of Baytex Energy Trust will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Wednesday, May 20, 2009 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our financial statements for the year ended December 31, 2008, together with the report of the auditors;

2.	fix the number of directors of Baytex Energy Ltd. to be elected at eight (8) members;

3.	select eight (8) nominees for election as directors of Baytex Energy Ltd.;

4.	appoint the auditors and to authorize the directors of Baytex Energy Ltd. to fix their remuneration;

5.	re-appoint Valiant Trust Company as our trustee for a three-year term;

6.	approve, with or without variation, an ordinary resolution to ratify all grants made under our Trust Unit Rights Incentive Plan since May 11, 2008;

7.	approve, with or without variation, an ordinary resolution to approve the unallocated rights under our Trust Unit Rights Incentive Plan and certain amendments to such plan; and

8.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Valiant Trust Company by mail or courier at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by fax at (403) 233-2857.  In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 31, 2009 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta, this 16th day of April, 2009.

By order of the Board of Directors of

Baytex Energy Ltd.

(signed) Shannon M. Gangl
Corporate Secretary